Notice of Exempt Solicitation
Apple Inc. (AAPL)
Shareholder Alert
Voluntary submission by James McRitchie, 9295 Yorkship Ct., Elk Grove, CA 95758
Shareholder since 1999

Please vote for Proposal No. 4 before February 23
Stockholder Proposal: Shareholder Proxy Access Amendments

In 2002 I petitioned the SEC to allow proxy access proposals. It took 8 years for the SEC to agree. In 2014, I presented a proxy access proposal at Apple. The Board adopted a flawed proxy access a year later. Unfortunately, it only allows shareholders to nominate one candidate, not “20% or 2, whichever is greater.” That’s the industry standard. It takes two directors to ensure a discussion at a Board meeting, one to move an item, the other to second it. That’s why the standard is 2.

Apple says its provisions are “well within the mainstream.” Yet, Arch Coal is the only company I could find that allows only one nominee. Are they mainstream? No!

Apple says “special interests” could disrupt the board if they allow for two candidates. Why is Apple so much more vulnerable to disruption than Adobe, AES, AutoZone, or hundreds of others?  86% of companies with proxy access allow shareholders to nominate at least 2 directors. 14% have a standard like Apple. BUT, those companies, such as Amazon, have boards of 10 or more, so 20% still yields at least 2 candidates.

We have directors, our representatives, who have served for more than 18 years. Maybe they just aren’t open to new ideas. Think of an upcoming election where you nominate two candidates and the 8 Board members nominate themselves. Wouldn’t you like options? Real proxy access creates a more competitive environment for directors. That increases the value of your shares. Vote FOR Proposal No. 4, Shareholder Proxy Access Amendments.

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Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*
*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.
This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.  Vote by following the procedural instructions provided in the proxy materials.